Filed by Victory Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Victory Acquisition Corp.

Commission File No.: 001-33419

April 14, 2009

To the Series D Preferred Stockholders

of TouchTunes Corporation

Re:	Proposed Merger between TouchTunes Corporation/Victory Acquisition Corp.

Dear TouchTunes Series D Preferred Stockholders:

Enclosed please find a notice of meeting and the proxy statement of TouchTunes Corporation (“TouchTunes”) for a special meeting of stockholders to be held at 9:00 a.m., Eastern Time, on April 21, 2009 at TouchTunes’ offices located at 3 Commerce Place, 4th floor, Montreal, Québec, H3E 1H7, Canada.

As you may be aware, TouchTunes announced on March 24, 2008 that it has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), among Victory Acquisition Corp. (“Victory”), VAC Merger Sub, Inc., a wholly owned subsidiary of Victory (“Merger Sub”), and VantagePoint CDP Partners, L.P., its majority stockholder, pursuant to the terms of which Merger Sub will merge with and into TouchTunes, with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory (the “Merger”). The holders of common stock and preferred stock of TouchTunes will receive shares of Victory common stock in the Merger, as more fully described in the enclosed proxy statement. Additionally, all outstanding TouchTunes options and warrants will be cancelled and substituted with options and warrants of similar tenor to purchase shares of Victory common stock. The Merger is expected to be consummated as soon as practicable following the special meeting of TouchTunes stockholders to be held on April 21, 2009 and the special meeting of Victory stockholders on April 23, 2009.

Pursuant to Section 1.5(a) of the Merger Agreement, as of the consummation of the Merger, each share of TouchTunes Series D preferred stock will be converted into the right to receive the same ratio of Victory common stock to TouchTunes common stock as received by each share of the common stock of TouchTunes. This conversion will occur automatically under the terms of the Merger Agreement, if the Merger is consummated. There is no need for you to give TouchTunes notice that you are exercising your conversion rights or any other notice with respect to your shares of Series D preferred stock.

As set forth in the enclosed proxy statement, based on the current capitalization of TouchTunes and Victory and Victory’s trading price, the consideration payable to the holders of common stock in the Merger will be greater than the $1.234 per share liquidation preference payable with respect to the Series D preferred stock. Section 1.5(a) was drafted to ensure that the holders of Series D preferred stock receive the greater amount of consideration payable to them under TouchTunes’ charter, without having to take any specific action.

The Merger Agreement is attached as Annex A to the proxy statement of TouchTunes enclosed herewith. For more information regarding the Merger Agreement and the transactions contemplated thereby, including the Merger, please see the TouchTunes proxy statement.

Should you have any questions, please feel free to contact me at (514) 762-6244.

Sincerely,

/s/ David Schwartz
David Schwartz Chief Financial Officer

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, a proxy statement/prospectus has been filed by Victory with the Securities and Exchange Commission (the “SEC”) on April 13, 2009 (the “Victory Proxy Statement/Prospectus”), which also contains the proxy statement of TouchTunes. A copy of the TouchTunes proxy statement is enclosed herewith.

WE URGE YOU TO READ THE VICTORY PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TOUCHTUNES, VICTORY AND THE PROPOSED MERGER. You may obtain free copies of these documents through the SEC website at http://www.sec.gov or accessing Victory’s website at http://www.victoryacq.com under “SEC Filings.” The information on Victory’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either Victory or TouchTunes makes with the SEC.